Exhibit 10.1
ASSET PURCHASE AGREEMENT
As of April 6, 2009
     This ASSET PURCHASE AGREEMENT (this “Agreement”) is made by and between EPIX Pharmaceuticals, Inc., a Delaware corporation (“Seller”), and Lantheus Medical Imaging, Inc., a Delaware corporation (“Buyer”), as of the date first written above (the “Execution Date”). Buyer and Seller also may be referred to herein each as a “Party” and collectively as the “Parties.”
     All capitalized terms used in this Agreement are defined in Section 1.1 below.
RECITALS
     WHEREAS, Seller (i) has collaborated in the development of the Product with Bayer, (ii) presently conducts, either directly or indirectly, the business of the Exploitation of the Product in the Territory, (iii) has received regulatory approval to market the Product in the Territory from the FDA, Health Canada or the ATGA, as applicable, and (iv) is willing to transfer to Buyer all rights in, and certain assets and liabilities relating to, the Product in the Territory on the terms and conditions set forth herein; and
     WHEREAS, the Parties desire that Seller sell, transfer and assign (or cause the sale, transfer and assignment) to Buyer, and Buyer acquire and assume, all of the Purchased Assets and Assumed Liabilities, subject to the terms and conditions of this Agreement.
     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:
ARTICLE I
DEFINITIONS; INTERPRETATION
     1.1 Definitions. The following terms shall have the following meanings for purposes of this Agreement:
     “Affiliate” as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.
     “Agreement” has the meaning set forth in the Preamble.
     “Approvals” means any approvals, permits, franchises, authorizations (including Marketing Authorizations and variations thereto), licenses, consents, waivers, exemptions,

applications (including any new drug applications and investigational new drug applications), certifications or similar approvals or rights issued by Governmental Authorities (including the FDA, the Drug Enforcement Administration, Health Canada, the ATGA and any other Governmental Authorities in the Territory engaged in the regulation of pharmaceuticals or biohazardous materials) that are required to be obtained or maintained under any applicable Law (including Environmental Law), in each case, in connection with the Purchased Assets, the Exploitation of the Product in the Territory or the testing, handling, processing, recordkeeping, storage, warehousing, disposal, packaging, labeling, promotion, import or export of the Product in the Territory.
     “Assigned Contract Rights” has the meaning set forth in Section 2.1(e)(ii).
     “Assigned Contracts” has the meaning set forth in Section 2.1(e).
     “Assigned Intellectual Property” has the meaning set forth in Section 2.1(a).
     “Assignment and Assumption Agreement” means an Assignment and Assumption Agreement in substantially the form of Exhibit A hereto.
     “Assumed Liabilities” has the meaning set forth in Section 2.3(a).
     “ATGA” means the Australian Therapeutic Goods Administration and any Governmental Authority successor thereto.
     “Australian Drug Law” means the Therapeutic Goods Act 1989 and implementing regulations, as each has been or may be amended.
     “Basket Amount” has the meaning set forth in Section 8.3(b).
     “Bayer” means Schering Aktiengesellschaft.
     “Bayer Collaboration Agreement” mean the Strategic Collaboration Agreement between Seller and Bayer dated as of June 9, 2000 (as amended).
     “Bill of Sale” means a Bill of Sale in substantially the form of Exhibit B hereto.
     “Business Day” means, any day other than (i) a Saturday or a Sunday or (ii) a day on which banks are authorized to close in New York, NY.
     “Buyer” has the meaning set forth in the Preamble.
     “Buyer FDA Letters” means the letters from Buyer to the FDA, duly executed by Buyer, to be delivered to Seller at the Closing, with regard to the Vasovist NDA and MS-325 IND 51,172, the forms of which are attached hereto as Exhibits C-1 and C-2, respectively.
     “Buyer’s Indemnified Persons” has the meaning set forth in Section 8.1.

     “Cap” has the meaning set forth in Section 8.3(b).
     “Canadian Drug Law” means the Canadian Food and Drugs Act and implementing regulations, as each has been or may be amended.
     “Closing” has the meaning set forth in Section 3.3.
     “Closing Date” has the meaning set forth in Section 3.3.
     “Code” means the United States Internal Revenue Code of 1986, as amended.
     “Competing Product” means a magnetic contrast agent for (i) magnetic resonance angiography or (ii) any other use that was investigated for the Product under an investigational new drug application with the FDA, Health Canada or the ATGA; provided that in no event shall EP-2104R or EP-3600 (or any other magnetic contrast agent targeted at thrombus or collagen-binding contrast agent) be deemed a “Competing Product” hereunder.
     “Confidential Information” has the meaning set forth in Section 10.1(a) and (b).
     “Contract” means any contract, agreement, lease, license, commitment, indenture, mortgage, note, bond loan or other arrangement, understanding, undertaking, commitment or obligation, whether written or oral.
     “Convertible Senior Notes” means Seller’s 3.0% Convertible Senior Notes due June 15, 2024 issued pursuant to the Indenture.
     “Covidien” means collectively, Mallinckrodt Inc. and United States Surgical Corporation.
     “Disclosing Party” has the meaning set forth in Section 10.1(a).
     “Environmental Law” means any Law in any way relating to the protection of human health and safety, the environment or natural resources, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.), and the regulations promulgated pursuant thereto, as each has been amended.
     “Exchange Act” has the meaning set forth in Section 4.15.
     “Excluded Assets” has the meaning set forth in Section 2.2.
     “Excluded Liabilities” has the meaning set forth in Section 2.3(b).

     “Exclusive Negotiation Period” has the meaning set forth in Section 6.8(b).
     “Execution Date” has the meaning set forth in the Preamble.
     “Exploitation” (including, with correlative meanings, the terms “Exploit” and “Exploited”) means research, development, manufacturing, marketing, distribution, commercialization, sale, use or other exploitation.
     “FDA” means the United States Food and Drug Administration and any Governmental Authority successor thereto.
     “FFDCA” means the Federal Food, Drug, and Cosmetic Act and implementing regulations, as each has been or may be amended.
     “Fundamental Representations” has the meaning set forth in Section 8.3(a)
     “GAAP” means generally accepted accounting principles in the United States as of the date hereof.
     “General IP Assignment” means a general assignment of the Assigned Intellectual Property (other than the Patents assigned pursuant to the Patent Assignments) in substantially the form of Exhibit D hereto.
     “Governmental Authority” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether foreign, federal, state or local, or any department, commission, bureau, agency, board, instrumentality or authority thereof, or any court or arbitrator (public or private) and including specifically those of each country in the Territory.
     “Hatch-Waxman Act” means the “Drug Price Competition and Patent Term Restoration Act of 1984,” Pub. L. No. 98-417, 98 Stat. 1585 (1984).
     “Health Canada” means Health Canada and any Governmental Authority successor thereto.
     “Indebtedness” of any Person means and includes the principal of and accreted value and unpaid interest in respect of: (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (ii) amounts owing as the deferred purchase price for property or services; (iii) indebtedness evidenced by any note, bond, debenture or other debt instrument or debt security, the payment of which such Person is responsible or liable; (iv) obligations of the type referred to in clauses (i) through (iii) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (v) obligations of the type referred to in clauses (i) through (iii) of other Persons secured by any Lien on any property or asset of such Person.
     “Indemnification Claim” has the meaning set forth in Section 8.4(b).

     “Indemnifying Party” has the meaning set forth in Section 8.4(b).
     “Indemnified Persons” shall mean the Buyer’s Indemnified Persons or the Seller’s Indemnified Persons, as the case may be.
     “Indenture” means the Indenture relating to the Convertible Senior Notes, dated as of June 7, 2004, into which Seller, as issuer, and U.S. Bank National Association, as trustee, have entered, as may by amended, modified or supplemented from time to time.
     “Intellectual Property” means all right, title and interest in or relating to intellectual property, whether protected, created or arising under the Laws of the United States or any other jurisdiction, including: (i) all patents and applications therefor, including all continuations, divisionals, patents of additions and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof, including all supplemental protection certificates (collectively, “Patents”); (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, corporate names, trade styles, logos and other source or business identifiers and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Marks”); (iii) all Internet domain names; (iv) all copyrights and all mask work, database and design rights, whether or not registered or published, all registrations and recordations thereof and all applications in connection therewith, along with all reversions, extensions and renewals thereof; (iv) all trade secrets; and (v) all other intellectual property rights arising from or relating to Technology.
     “Law” means any law, statute, regulation, ordinance, rule, Order, settlement, Contract or governmental requirement enacted, promulgated, entered into, or imposed by, any Governmental Authority (including, for the sake of clarity, common law).
     “Legal Proceeding” means any judicial, administrative or arbitral actions, suits, proceedings, hearings or investigations (in each case, whether public or private and whether civil, criminal or administrative) by or before a Governmental Authority.
     “Liability” means, collectively, any Indebtedness, guaranties, endorsements, claims, losses, damages, deficiencies, costs, expenses, fines, penalties, liabilities, obligations or responsibilities, whether fixed or unfixed, known or unknown, choate or inchoate, liquidated or unliquidated, secured or unsecured, direct or indirect, matured or unmatured, determinable or indeterminable, absolute, contingent or otherwise, or in contract, tort, strict liability or otherwise, including any product liability and any related costs and expenses of any defense.
     “Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.
     “Loss” and “Losses” have the meanings set forth in Section 8.1.

     “Marketing Authorization” means any current marketing authorizations and pending applications for marketing authorizations granted by a Governmental Authority for the purpose of promoting, marketing, selling and distributing the Product in, and importing the Product into, the Territory in accordance with applicable Law.
     “Material Adverse Effect” means a material adverse effect on (a) the Exploitation of the Product in the Territory or (b) the ability of Seller to consummate the Transactions; provided, however, that none of the following shall, by itself, constitute a “Material Adverse Effect”: (i) changes that are the result of factors generally affecting the industries or markets in which the Product is Exploited that do not disproportionately affect the Exploitation of the Product as compared to other companies of similar size and scope that operate in the same industry or business as Seller; (ii) except for purposes of Section 4.3, any adverse change, effect or circumstance arising out of or resulting from actions contemplated by the Parties in connection with this Agreement or the pendency or announcement of the Transactions; (iii) changes in Laws or GAAP as applied on a consistent basis or the interpretation thereof that do not disproportionately affect the Exploitation of the Product as compared to other companies of similar size and scope that operate in the same industry or business as Seller; (iv) any action taken at the written request of Buyer; (v) any legal or investment banking fees or expenses of Seller, incurred or made in connection with the Transactions; (vi) any failure, in and of itself and occurring prior to the Closing, of Seller to meet any projection or forecast (including with respect to the Product); and (vii) changes that are the result of economic factors affecting the national, regional or world economy or acts of war or terrorism that do not disproportionately affect the Exploitation of the Product as compared to other companies of similar size and scope that operate in the same industry or business as Seller.
     “Necessary Buyer Consents” has the meaning set forth in Section 5.3(b).
     “Necessary Seller Consents” has the meaning set forth in Section 3.4(a)(v).
     “Noteholder Consent” means the consent executed by certain holders of Convertible Senior Notes in form and substance reasonably acceptable to Buyer and Seller.
     “Offerors” has the meaning set forth in Section 6.8(a).
     “Order” means any order, injunction, judgment, doctrine, decree, ruling, writ, assessment, award or arbitration award of a Governmental Body.
     “Ordinary Course of Business” means the ordinary and usual course of normal day-to-day operations relating to the Product in the Territory and the Purchased Assets, as conducted by or on behalf of Seller, consistent in all material respects with past practice.
     “Party” and “Parties” have the meanings set forth in the Preamble.
     “Patent Assignments” means short form Patent Assignment Agreements, each in substantially the form of Exhibit E hereto.

     “Patent Term Extension” means the extension of a patent term under 35 U.S.C. § 156.
     “Patents” has the meaning set forth in the definition of the term “Intellectual Property.”
     “Permitted Transaction” means (a) any consolidation or merger of Seller with or into any other Person, or any other corporate reorganization or transaction (including the acquisition of capital stock of Seller), whether or not Seller is a party thereto, in which the stockholders of Seller immediately prior to such consolidation, merger, reorganization or transaction, own capital stock either (i) representing directly, or indirectly through one or more entities, less than fifty percent (50%) of the economic interests in, or voting power of, Seller (or other surviving entity) immediately after such consolidation, merger, reorganization or transaction or (ii) that does not directly, or indirectly through one or more entities, have the power to elect a majority of the entire board of directors of Seller (or other surviving entity) immediately after such consolidation, merger, reorganization or transaction; provided that (x) if within an Exclusive Negotiation Period, the ROFN Assets are excluded from any such transaction and (y) Seller (or other surviving entity) expressly acknowledges Buyer’s rights, and expressly reaffirms Seller’s (or other surviving entity’s) obligations, under the post-Closing covenants set forth in the Transaction Documents (including under Section 6.8 of this Agreement); or (b) any sale, lease or other disposition of all or substantially all of Seller’s assets other than, if within an Exclusive Negotiation Period, the ROFN Assets.
     “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity or a Governmental Authority.
     “Pharmacovigilance Provider” means, (a) within the U.S. Territory, TMC Pharma Services Ltd. (b) within Canada and Australia and outside the Territory (i) prior to the transfer of the Marketing Authorization in the European Union by Bayer to a third party, Bayer and (ii) thereafter, TMC Pharma Services Ltd.
     “Product” means the injectable intravascular magnetic resonance angiography contrast agent currently known as Vasovist® (gadofosveset trisodium) and, (a) with respect to the U.S. Territory, approved by the FDA pursuant to the Vasovist NDA, (b) with respect to Canada, approved by Health Canada pursuant to the Vasovist NDS and, (c) with respect to Australia, approved by the ATGA pursuant to the Vasovist MAA.
     “Product Records” means all files, reports, books, records, documents and similar materials (in each case, whether or not in electronic form) owned or licensed by Seller (whether inside or outside of the Territory) and primarily pertaining to (a) the Product in the Territory or the Purchased Assets or (b) the Exploitation of the Product in the Territory, regulatory approval, testing, clinical trialing, handling, processing, recordkeeping, storage, warehousing, disposal, packaging, labeling, promotion, import or export of the Product in the Territory (including copies of all ledgers, journals, operating data and plans, technical documentation (including design specifications, functional requirements, operating instructions, logic manuals, flow charts and similar items), user documentation (including user manuals, training materials, release notes, working papers and similar items), marketing studies and documentation (including sales brochures, flyers, pamphlets, web pages and similar items), customer and supplier lists, consultant reports, invention disclosures, laboratory notebooks and records, physician databases, correspondence and other materials, internal memoranda and notes relating to interactions with Governmental Authorities, and all complaint files and adverse event files); provided, however, that “Product Records” shall not include any books, documents, records, files and similar materials (in each case, whether or not in electronic form) (A) prepared in connection with the Transaction, (B) maintained by Seller and/or its Representatives, agents or licensees in connection with their respective ongoing Tax requirements or (C) primarily pertaining to the Exploitation of the Product outside the Territory or any other business of Seller.
     “Purchase Price” has the meaning set forth in Section 3.1.
     “Purchased Assets” has the meaning set forth in Section 2.1.
     “Receiving Party” has the meaning set forth in Section 10.1(a).
     “Representatives” means, with respect to any Person, the Affiliates, directors, officers, employees, agents or advisors (including attorneys, accountants, financial advisors and consultants) of such Person and representatives of any of the foregoing; and, with respect to Buyer, the term “Representatives” shall also include Buyer’s lenders and their respective Representatives.
     “Required Payments” has the meaning set forth in Section 6.1(b).
     “ROFN Acquisition Transaction” has the meaning set forth in Section 6.8(b).
     “ROFN Assets” has the meaning set forth in Section 6.8(a).
     “ROFN Notice” has the meaning set forth in Section 6.8(b).
     “ROFN Period” has the meaning set forth in Section 6.8(f).
     “Scheduled Approvals” has the meaning set forth in Section 4.8(a).
     “SEC” means the Securities and Exchange Commission and any successor Governmental Authority.
     “SEC Documents” has the meaning set forth in Section 4.15.
     “Seller” has the meaning set forth in the Preamble.
     “Seller FDA Letters” means the letter from Seller to the FDA, duly executed by Seller, to be delivered to Buyer at the Closing, with regard to the Vasovist NDA and MS-325 IND 51,172, the forms of which are attached hereto as Exhibits F-1 and F-2, respectively.

     “Seller’s Indemnified Persons” has the meaning set forth in Section 8.2.
     “Seller’s Knowledge” means the actual knowledge of those individuals set forth on Schedule 1.1, after their due inquiry of the employees and/or consultants of Seller materially involved with respect to the matter in question.
     “Specified Contracts” has the meaning set forth in Section 2.1(e)(i).
     “Sublicensed Intellectual Property” has the meaning set forth in Section 6.3(c).
     “Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by another Person or (ii) another Person is entitled, directly or indirectly, to appoint a majority of the board of directors or managers or comparable supervisory body of such Person.
     “Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, duties or other charges or impositions in the nature of a tax imposed by any Governmental Authority, including, without limitation, income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, real property transfer, recording, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including any interest or penalty thereon or addition thereto and any interest in respect of such additions or penalties.
     “Tax Return” means any report, return (including any information return), claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing supplied or required to be supplied to any Governmental Authority with respect to Taxes.
     “Technology” means, collectively, all information, designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology, that are used in, incorporated in, embodied in, displayed by or relate to, or are used in connection with the foregoing.
     “Termination Agreement” means the Termination Agreement, dated as of April 6, 2009, by and among Bayer, TMC Pharma Services, Ltd. Seller and, with respect to certain provisions, Buyer.
     “Territory” means the U.S. Territory, Canada and Australia.

     “Total Consideration” has the meaning set forth in Section 3.1.
     “Transaction Documents” means this Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Patent Assignment, the General IP Assignment and the other documents, instruments, exhibits, annexes, schedules or certificates contemplated hereby and thereby.
     “Transactions” means the transactions contemplated by the Transaction Documents.
     “Transfer Taxes” has the meaning set forth in Section 9.2.
     “U.S. Territory” means the United States of America, including the states thereof, the District of Columbia and the Commonwealth of Puerto Rico, but excluding each of its other territories.
     “Vasovist Authorization” means each of (a) in the U.S. Territory, the Vasovist NDA, (b) in Canada, the Vasovist NDS and (c) in Australia, the Vasovist MAA.
     “Vasovist MAA” means the registration approvals (including ARTG Nos. 115,498, 115,546 and 115,547) granted by the ATGA for the manufacture, importation, storage, promotion, sale or other distribution of the Product in Australia, including any submissions, resubmissions, variations or supplements thereto, and any official correspondence with or from the ATGA regarding such approval, application, submissions, resubmissions, variations or supplements, as of the Closing Date.
     “Vasovist NDA” means the investigational new drug application 51,172 and the new drug application 21-711, including any submissions, resubmissions or supplements thereto, and any official correspondence with the FDA regarding such applications, submissions, resubmissions or supplements, as of the Closing Date.
     “Vasovist NDS” the new drug submission control number 096420, including any submissions, resubmissions or supplements thereto, any official correspondence with Health Canada regarding such application, submissions, resubmissions or supplements, and the notice of compliance for Vasovist, as of the Closing Date.
     “Worldwide IP” means all Intellectual Property owned, used, held for use, currently contemplated to be used, filed by or licensed to Seller or its Subsidiaries and primarily pertaining to the Exploitation of the Product anywhere in the world, including the Assigned Intellectual Property.
     1.2 Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections, Exhibits and Schedules shall be deemed references to

     Articles and Sections of, and Exhibits and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any reference to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.
ARTICLE II
PURCHASE AND SALE
OF ASSETS AND ASSUMPTION OF LIABILITIES
     2.1 Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, at the Closing, for the Total Consideration, Seller shall sell, transfer, assign, convey and deliver to Buyer (or its designated Affiliate or Affiliates), and Buyer (or its designated Affiliate or Affiliates) shall purchase, acquire and accept from Seller or its designee, all right, title and interest in, to and under the Purchased Assets, free and clear of all Liens (other than Liens pursuant to the terms of the Assigned Contracts (as defined below)). The “Purchased Assets” shall mean all right, title and interest in and to the following assets and rights owned or held by Seller as of the Closing:
          (a) (i) all Patents primarily pertaining to the Product in the Territory owned by Seller, all of which are set forth on Schedule 2.1(a)(i); and (ii) all trade secrets, know-how and copyrights owned by Seller and primarily pertaining to the Product in the Territory (the Intellectual Property described in clauses (i) and (ii) is referred to herein collectively as the “Assigned Intellectual Property”);
          (b) all regulatory filings, drug master files and other regulatory dossiers and Approvals primarily pertaining to the Product in the Territory owned or licensed by Seller, all of which are set forth in Schedule 2.1(b);
          (c) all other preclinical and clinical data, information, results and other materials to the extent primarily pertaining to the Product in the Territory owned or licensed by Seller (including a copy of Seller’s magnetic resonance image database in the Territory), all of which are described on Schedule 2.1(c);
          (d) all Product Records; provided that Seller shall be entitled to retain (subject to Article X) a copy of all Product Records;
          (e) other than Contracts listed on Schedule 2.2(g), (i) those Contracts to which Seller is a party primarily pertaining to the Product in the Territory or any of the Purchased Assets set forth on Schedule 2.1(e)(i) (the “Specified Contracts”) and (ii) the benefit of all non-disclosure, confidentiality, standstill, non-compete and non-solicitation agreements or obligations and invention assignment obligations of all current and former employees, consultants and agents of Seller or third parties pursuant to Contracts between such persons and Seller, in each case, to the extent relating to the Product in the Territory or any of the Purchased Assets or any portion of any of the foregoing, all of which are set forth on Schedule 2.1(e)(ii) (the “Assigned Contract Rights”) (the Specified Contracts and the Assigned Contract Rights are referred to collectively as the “Assigned Contracts”); and
          (f) all claims, credits, causes of action and other rights of Seller against third parties in respect of (i) the Purchased Assets described in clauses (a) through (e) above or (ii) the Assumed Liabilities, including those set forth on Schedule 2.1(f).
     2.2 Excluded Assets. The Parties acknowledge and agree that Seller shall not convey, transfer, deliver or assign to Buyer, and Buyer shall not purchase, take delivery of, or acquire, any rights to any assets, properties, interests or rights of Seller other than the Purchased Assets specifically enumerated in Section 2.1 (collectively the “Excluded Assets”), including all of the rights, title and interests of Seller and its Subsidiaries and Affiliates in the following:
          (a) all rights pertaining to products, services, business and prospects of Seller and its Subsidiaries, other than, or with respect to, the Purchased Assets;
          (b) all rights of Seller to the extent relating to the Product outside the Territory (except, for the avoidance of doubt, as expressly set forth in Section 6.8);
          (c) all Seller’s employees;
          (d) all claims, credits, causes of action and other rights of Seller against third parties pertaining to any Excluded Asset;
          (e) the retained copies of the Product Records and Seller’s magnetic resonance image database;
          (f) any and all Tax assets of Seller and its Subsidiaries, including, without limitation, any Tax claims or rights to Tax refunds, other than Tax claims or rights to Tax refunds in respect of Taxes for which Buyer is liable pursuant to Section 2.4 or Section 9.2 hereof;
          (g) those Contracts to which Seller is a party primarily pertaining to the Product in the Territory or any of the Purchased Assets set forth on Schedule 2.2(g); and
          (h) all rights of Seller under this Agreement or any of the Transaction Documents.
     2.3 Assumption of Liabilities.
          (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer shall (or shall cause its designated Affiliate or Affiliates to) assume, effective as of the Closing, and shall, from and after the Closing, perform, satisfy and discharge only the following Liabilities of Seller (collectively, the “Assumed Liabilities”):
     (i) subject to Section 2.3(b)(ii), all Liabilities of Seller under the Specified Contracts and Approvals arising out of, or relating to, the Product in the Territory, but only to the extent relating to the period from and after the Closing; and
     (ii) subject to Section 2.3(b)(iii), all Liabilities arising out of, relating to, or otherwise in respect of the Purchased Assets from and after the Closing.
          (b) Buyer will not assume or be liable for any Excluded Liabilities (as defined below). Seller shall retain, be responsible for, perform, satisfy and discharge all Excluded Liabilities in all respects. “Excluded Liabilities” shall mean all Liabilities of Seller other than the Assumed Liabilities, including all of the following Liabilities:
     (i) all Liabilities arising out of, relating to, or otherwise in respect of, (A) the Purchased Assets or the Product in respect of the period before the Closing, (B) Seller’s business, assets and operations outside of the Territory or (C) the Product outside of the Territory;
     (ii) all Liabilities under the Assigned Contracts and Approvals in respect of the Exploitation of the Product by the Seller during the period before the Closing, including the Required Payments;
     (iii) all Liabilities incurred as a result of any Legal Proceedings (regardless of when asserted or initiated) to the extent that such Legal Proceeding arises out of, or relates to, (A) any action, omission, occurrence, event, circumstance, or condition relating to the Product, the Exploitation or the ownership or operation of the Purchased Assets that occurred or existed at or before the Closing (whether asserted before, at or after the Closing) or (B) Seller’s business, assets and operations, the Product or the Purchased Assets to the extent the basis for which arose out of, or related to, any actions or omissions that occurred outside of the Territory;
     (iv) all Taxes of Seller and its Subsidiaries for any period, including (x) any Taxes for which Seller or any of its Subsidiaries may be liable under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign law, or as transferee or successor, by Contract or otherwise, (y) all Taxes relating to the Excluded Assets or Excluded Liabilities for any period and (z) all Taxes relating to the Purchased Assets or the Assumed Liabilities for any taxable period prior to the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, for the portion of such taxable period ending on the Closing Date, other than any Transfer Taxes as set forth in Section 9.2 hereof; and

     (v) all Liabilities arising out of, relating to, or otherwise in respect of, the Excluded Assets.
     2.4 Prorations. Seller and Buyer agree that all of the items listed below relating to the Purchased Assets will be prorated as of the Closing Date, with Seller liable to the extent such items relate to any time period up to and including the Closing Date and Buyer liable to the extent such items relate to periods subsequent to the Closing Date: (a) property, ad valorem and other similar Taxes, if any, attributable to the Purchased Assets; and (b) the amount of any license or registration fees with respect to any Approvals which are being assigned or transferred hereunder. Each of Seller and Buyer agrees to furnish the other Party with such documents and other records as such other Party reasonably requests in order to confirm all adjustment and proration calculations made pursuant to this Section 2.4. Seller shall promptly forward to Buyer all invoices relating to the Purchased Assets that Seller receives. Buyer shall pay the full amount of all such invoices and any other invoices received by it and shall submit a request for reimbursement to Seller for Seller’s share of such expenses. Seller shall promptly reimburse Buyer for Seller’s share of such expenses.
ARTICLE III
PAYMENT; CLOSING
     3.1 Payment. The aggregate consideration for the Purchased Assets shall be (a) an amount in cash equal to $28,000,000 (the “Purchase Price”) and (b) the assumption of the Assumed Liabilities (together with the Purchase Price, the “Total Consideration”).
     3.2 Payment Method. On the Closing Date, Buyer shall pay the Purchase Price to, or on behalf of, Seller by wire transfer of immediately available funds into the accounts designated by Seller in writing not fewer than one Business Day before the Closing Date.
     3.3 The Closing. The consummation of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Article II hereof (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP located at 100 Federal Street, 34th Floor, Boston, MA 02110 (or at such other place as the parties may designate in writing) at 10:00 a.m. (Boston time) on the date hereof unless another time, date or place is agreed to in writing by the Parties (the date on which the Closing occurs is referred to herein as the “Closing Date”).
     3.4 Closing Deliveries.
     (a) Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Buyer the following:
     (i) a certificate duly executed by Seller’s Chief Executive Officer or Chief Financial Officer, in a form and substance reasonably satisfactory to Buyer, dated as of the Closing Date, to the effect that each of the conditions specified in Sections 7.1(a) and 7.1(b) has been satisfied in all respects;

     (ii) (A) a duly executed Bill of Sale; (B) a duly executed Assignment and Assumption Agreement; (C) duly executed Patent Assignments; and (D) a duly executed General IP Assignment;
     (iii) a copy of the executed Seller FDA Letters and a copy of each Vasovist Authorization;
     (iv) all instruments and documents necessary to release any and all Liens on the Purchased Assets, including appropriate UCC financing statement amendments (termination statements);
     (v) evidence reasonably satisfactory to Buyer that the consents listed on Schedule 3.4(a)(v) (the “Necessary Seller Consents”) have been obtained;
     (vi) evidence that Seller has made, or has caused to be made, all Required Payments;
     (vii) an affidavit of non-foreign status of Seller that complies with Section 1445 of the Code;
     (viii) a copy of the executed Noteholder Consent; and
     (ix) all other documents as Buyer may reasonably request, including secretary’s certificates, evidence of corporate existence and good standing, evidence of corporate approvals and other similar documents.
     (b) Deliveries by Buyer. At the Closing, Buyer shall deliver to Seller the following:
     (i) a certificate duly executed by Buyer’s Chief Executive Officer or Chief Financial Officer, in a form and substance reasonably satisfactory to Seller, dated as of the Closing Date, to the effect that each of the conditions specified in Sections 7.2(a) and 7.2(b) has been satisfied in all respects;
     (ii) a duly executed Assignment and Assumption Agreement;
     (iii) evidence reasonably satisfactory to Seller that the Necessary Buyer Consents have been obtained;
     (iv) a copy of the executed Buyer FDA Letters;
     (v) evidence of wire transfer(s) of the Purchase Price referred to in Section 3.2; and

     (vi) all other documents as Seller may reasonably request, including secretary’s certificates, evidence of corporate existence and good standing, evidence of corporate approvals and other similar documents.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller represents and warrants to Buyer as follows as of the Execution Date and as of the Closing Date:
     4.1 Organization and Corporate Power. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has the requisite corporate power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have, or would not be reasonably expected to have, a Material Adverse Effect.
     4.2 Due Authorization. Seller has the requisite corporate power and authority to execute and deliver the Transaction Documents and to consummate the Transactions. The execution, delivery and performance by Seller of the Transaction Documents and the consummation by Seller of the Transactions have been duly authorized by all necessary corporate action on the part of Seller, and no other corporate proceeding is necessary for the execution and delivery of the Transaction Documents by Seller the performance by Seller of its obligations thereunder and the consummation by Seller of the Transactions. This Agreement has been duly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws of general applicability relating to or affecting the enforcement of creditor’s rights and general principles of equity. When executed and delivered in accordance herewith, the other Transaction Documents will have been duly executed and delivered by Seller and will constitute legal, valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws of general applicability relating to or affecting the enforcement of creditor’s rights and general principles of equity.
     4.3 No Violation; Consents.
          (a) The execution, delivery and performance by Seller of the Transaction Documents do not and will not: (i) violate any material Law or Order applicable to Seller or any of its properties or assets (including the Purchased Assets); (ii) violate or conflict with, result in a breach of, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, permit cancellation of, or result in the creation of any Lien upon any of Seller’s properties or assets (including the Purchased Assets) under, any material Contract to which Seller is a party or by which it or its properties and assets are bound (including the Indenture, the Convertible Senior Notes and the Assigned Contracts); or (iii) violate or conflict with any provision of Seller’s certificate of incorporation and by-laws.
          (b) Except for the approvals, notices and consents of, and filings with, the Governmental Authorities or other Persons not a party to this Agreement set forth on Schedule 4.3(b), no consents, notices or approvals of, or filings or registrations by Seller with, any Governmental Authority or any other Person not a party to this Agreement are necessary in connection with the execution, delivery and performance of the Transaction Documents or the Transactions or the continuing validity and effectiveness immediately following the Closing of any Assigned Contracts or Approvals.
     4.4 Intellectual Property.
          (a) Seller owns, or licenses pursuant to the Specified Contracts set forth on Schedule 2.1(e)(i), free and clear of all Liens (other than Liens pursuant to the terms of the Assigned Contracts), all Intellectual Property used, held for use or contemplated for use by Seller or its Subsidiaries with respect to the Exploitation of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization, and the consummation of the Transactions will not conflict with, alter or impair any such rights in any material respect.
          (b) Schedule 4.4(b) contains a complete and accurate list of the following Worldwide IP used or held for use in the Exploitation of the Product: (i) all issued, registered and applications to register Intellectual Property, (ii) all material unregistered trademarks, and (iii) all Contracts granting any licenses, options or other rights to any Intellectual Property. For each item listed on such Schedule, Schedule 4.4(b) sets forth (A) the owner, (B) the jurisdiction where issued, registered, legally sanctioned, filed or the equivalent and (C) to the extent such Intellectual Property is owned by Seller, the particulars of any registrations or issuances including, without limitation, all relevant dates, inventors’ names, application numbers and the status thereof.
          (c) Schedule 4.4(c) lists all royalties payable to any third party with respect to the Exploitation of the Product in the Territory or the use of any of the Assigned Intellectual Property and Sublicensed Intellectual Property as of the Closing (whether or not payable before, at or after the Closing). Except as set forth on Schedule 4.4(c), (i) there is no restriction or limitation on Seller’s right to transfer any Assigned Intellectual Property and Sublicensed Intellectual Property to Buyer, as herein contemplated, and (ii) neither Seller nor any of its Subsidiaries has licensed any third party to use any of the Assigned Intellectual Property and Sublicensed Intellectual Property.
          (d) All Assigned Intellectual Property and Sublicensed Intellectual Property is valid and subsisting and to Seller’s Knowledge enforceable, and all necessary registration, prosecution, maintenance, renewal, and other relevant filing fees due in connection therewith have been timely paid and all necessary actions (including the filing of documents and certificates in connection therewith) have been timely taken with the relevant authorities for the purposes of prosecuting and/or maintaining such Intellectual Property in full force and effect. Except as set forth on Schedule 4.4(d), as of the date of this Agreement, there are no filings, payments or similar actions that must be taken within ninety (90) days following the date hereof for the purposes of obtaining, maintaining, perfecting or renewing any registrations and applications to such Intellectual Property.
          (e) To Seller’s Knowledge, none of the use of Assigned Intellectual Property and Sublicensed Intellectual Property by Seller or its Affiliates in the Exploitation of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization, or the Exploitation of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization, infringes, misappropriates, otherwise violates or is in conflict with the rights of others or the rights granted to Seller under any applicable Laws, and, to Seller’s Knowledge, there is no basis for any such claim or demand. No Legal Proceeding is pending or, to Seller’s Knowledge, threatened or asserted in writing, against Seller or any of its Subsidiaries by any person before any Governmental Authority (including the U.S. Patent and Trademark Office or equivalent authority anywhere in the world) with respect to (i) the ownership, validity, enforceability, effectiveness or use of any Assigned Intellectual Property and Sublicensed Intellectual Property, or (ii) allegations of any infringement, misappropriation, or other violation or conflict (including under any unfair competition or trade practices claim) related to the Product in the Territory or the Exploitation of the Product in the Territory, in each case, in the approved formulations and indications set forth in the applicable Vasovist Authorization.
          (f) To Seller’s Knowledge, no Person is infringing upon or otherwise violating any of the Assigned Intellectual Property and Sublicensed Intellectual Property. Neither Seller nor any of its Subsidiaries has brought or asserted any Legal Proceeding against any person for infringing, misappropriating or otherwise violating any Assigned Intellectual Property and Sublicensed Intellectual Property, and, to Seller’s Knowledge, there is no basis for any such Legal Proceeding.
          (g) Except as would not and would not reasonably be expected to materially impair (i) the Exploitation of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization or (ii) the Purchased Assets, all confidential Assigned Intellectual Property and Sublicensed Intellectual Property and other confidential and proprietary information and Technology of Seller to the extent relating to the Exploitation of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization or included in the Purchased Assets has been maintained in confidence in accordance with Seller’s customary protection procedures, which are reasonably adequate and in accordance with industry standards, and Seller has executed written confidentiality and invention assignment agreements in a form provided to Buyer with all past and present employees, consultants and independent contractors who have materially contributed to or been retained in connection with the development of the Assigned Intellectual Property pursuant to which such employees, consultants and independent contractors have assigned to Seller all their rights in and to all Assigned Intellectual Property they developed in the course of their employment or retention.
     4.5 Litigation and Claims.
          (a) There is no Legal Proceeding (whether in or outside the Territory) pending or, to Seller’s Knowledge, threatened or asserted in writing, against or affecting (i) Seller that would prohibit or materially hinder, delay or otherwise impair Seller’s ability to perform its obligations under the Transaction Documents, including the assignment of the Purchased Assets, that would affect the legality, validity or enforceability of the Transaction Documents, or that would prevent or materially delay the consummation of the Transactions, (ii) the Exploitation of the Product (whether in or outside the Territory), (iii) the Product (whether in or outside the Territory) or (iv) the Purchased Assets.
          (b) None of Seller, any of its Subsidiaries or, to the Knowledge of Seller, any of their respective Affiliates, directors, officers, agents or employees is subject to any Order (whether in or outside the Territory) that is related to the Exploitation of the Product (whether in or outside the Territory), the Product (whether in or outside the Territory) or the Purchased Assets.
          (c) Seller has paid to Covidien and any of its Affiliates all Liabilities due and payable or otherwise accrued before, or in connection with, the Closing and/or the Transactions under the Amended and Restated Strategic Collaboration Agreement between Seller and Covidien, dated as of June 9, 2000, as amended to date, in full satisfaction of all Liabilities owed or accrued thereunder.
     4.6 Good and Valid Title. Except as set forth on Schedule 4.6, Seller has, or as of the Closing Date will have the right to acquire and transfer to Buyer, good and valid title to the Purchased Assets, in each case free and clear of all Liens (other than Liens pursuant to the terms of the Assigned Contracts).
     4.7 Assigned Contracts. Except as set forth on Schedule 4.7, the Assigned Contracts represent all Contracts of Seller or any of its Affiliates to the extent relating to the Product in the Territory or the Purchased Assets, including all Contracts (a) to the extent relating to the acquisition, use, transfer, development or sharing of, or granting any license, option or other rights to, the Assigned Intellectual Property (including any license or other Contract under which Seller is a licensee or licensor of any such Assigned Intellectual Property) and Sublicensed Intellectual Property, (b) to the extent relating to the joint development of, or any strategic alliance, partnership or sharing of profits or proprietary information with respect to, the Product in the Territory or the Assigned Intellectual Property and Sublicensed Intellectual Property, (c) containing any covenants restricting or prohibiting the owner and operator of the Purchased Assets from competing in any line of business or in any geographical area or from soliciting or hiring any Person, or any covenants of another Person restricting or prohibiting such Person from doing any of the foregoing, (d) restricting any use of the Purchased Assets, (e) to the extent relating to the Exploitation of the Product in the Territory and (f) providing for royalties on the sale of the Product in the Territory (whether payable before, at or after Closing). Seller has provided Buyer with true and complete copies of each Assigned Contract, including all amendments, supplements and modifications to each such Assigned Contract. All of the Assigned Contracts are the valid, binding obligations of Seller, enforceable by and against Seller in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws of general applicability relating to or affecting the enforcement of creditor’s rights and general principles of equity. Neither Seller nor, to Seller’s Knowledge, any other party thereto is in breach or default under any provision of any Assigned Contract.
     4.8 Approvals; Compliance with Laws.
          (a) Schedule 4.8(a)(i) hereto sets forth a true and complete list of all Approvals held by Seller (the “Scheduled Approvals”). Seller validly holds, possesses or has rights to, the Scheduled Approvals, and all Scheduled Approvals are in full force and effect, except as would not and would not reasonably be expected to materially impair the Product in the Territory or the Purchased Assets. Except as set forth in Schedule 4.8(a)(ii), the Scheduled Approvals constitute all Approvals necessary and sufficient for the Exploitation of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization and the testing, processing, recordkeeping, storage, disposal, packaging, labeling, promotion, import or export of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization (excluding any clinical research that Buyer may initiate). Seller has complied in all material respects with all of the terms and conditions of the Scheduled Approvals, except the post-market requirements pursuant to Section 505(o) of FFDCA. Seller has not received any formal or informal written notice of material noncompliance with any Scheduled Approvals or that any Governmental Authority is considering any Legal Proceeding to limit, revoke, suspend or modify any Scheduled Approval. The consummation of the Transactions will not cause the limitation, suspension, revocation or cancellation of any Scheduled Approval.
          (b) Seller has complied, and is in compliance, in all material respects with those Laws (including the FFDCA and Environmental Laws) applicable to (x) the Exploitation of the Product in the Territory or the testing, handling, processing, recordkeeping, storage, warehousing, disposal, packaging, labeling, promotion, import or export of the Product in the Territory or (y) the Purchased Assets. Seller has not received written notice of material noncompliance with any such Laws. Not in limitation of the foregoing:
     (i) All studies, tests and preclinical and clinical trials relating to the Product conducted by or on behalf of Seller are being (or if completed, have been) conducted in material compliance with experimental protocols, procedures and controls pursuant to applicable Laws, including, but not limited to, the FFDCA and its implementing regulations at 21 C.F.R. Parts 50, 54, 56 and 312 and any applicable Australian Drug Law or Canadian Drug Law. The clinical trials listed in Schedule 4.8(b)(i) are the only clinical trials conducted by Seller in relation to the Product in the Territory, and all such trials have been fully completed. Seller has not received any written notices, correspondence or other communication from the FDA or other Governmental Authority requiring the termination, suspension or material modification of any study, test or clinical or preclinical trial relating to the Product currently being conducted by it or on its behalf.
     (ii) All reports, documents, claims, notices or Approvals required to be filed, obtained, maintained or furnished to any Governmental Authority by Seller with respect to the Product in the Territory or the Purchased Assets have been so filed, obtained, maintained or furnished. There are no outstanding requests for information or requisitions from any Governmental Authority relating to the Product in the Territory. All information submitted by Seller to any Governmental Authority with respect to the reports, documents, claims or notices or for the purpose of seeking Approvals has, to Seller’s Knowledge, been true, accurate and complete in all material respects.
     (iii) Seller (A) is not a party to a corporate integrity agreement, consent order, warning letter or FDA Form 483, (B) has no reporting obligations pursuant to a settlement agreement, plan of correction or other remedial measure entered into with any Governmental Authority, and (C) has not been served with or received any search warrant, subpoena, civil investigative demand or contact letter from any Governmental Authority related to the Product or the Purchased Assets (whether in or outside the Territory).
     (iv) Seller has disclosed to Buyer all regulatory reports required to be filed with the FDA, and all written correspondence from the FDA, in each case, solely with respect to the Product in the U.S. Territory.
          (c) No transfer of property is being made, and no obligation is being incurred, in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Seller or any of its Subsidiaries. Seller acknowledges that it is selling the Purchased Assets to Buyer in exchange for reasonably “equivalent value,” as such term or similar terms are used in any potentially applicable fraudulent conveyance Laws.
          (d) To Seller’s Knowledge, other than with respect to the supply of the Product as required under the clinical trials listed in Schedule 4.8(b)(i), no Product has been imported into or sold in Australia.
          (e) To Seller’s Knowledge, except as set forth on Schedule 4.8(e), all fees relating to the Approval of the Product in the Territory have been paid.
     4.9 Sufficiency of Assets and Rights. Except for the rights and assets set forth on Schedule 4.9, the Purchased Assets, together with the rights granted to Buyer under the Transaction Documents, constitute (a) all of the assets and rights of Seller primarily pertaining to the Product in the Territory, (b) all of the assets and rights necessary for the Exploitation of the

Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization in all material respects as conducted by Seller on the Execution Date and the Closing Date, and (c) all of the assets and rights necessary for the further Exploitation of the Product in the Territory in the approved formulations and indications set forth in the applicable Vasovist Authorization.
     4.10 Tax Matters.
          (a) Except as would not have, or would not reasonably be expected to have a Material Adverse Effect, Seller (i) has filed (or caused to be filed) with the appropriate taxing authorities all Tax Returns relating to the Purchased Assets required to be filed, and (ii) has paid (or caused to be paid) all Taxes relating to the Purchased Assets required to be paid on or prior to the Closing Date.
          (b) Seller is not a “foreign person” within the meaning of Section 1445 of the Code.
     4.11 Absence of Certain Changes. Since December 31, 2008:
          (a) there has not occurred any events, occurrences or developments that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
          (b) Seller has, directly or indirectly, conducted the Exploitation of the Product in the Territory and otherwise operated the Purchased Assets in the Ordinary Course of Business and has not:
     (i) transferred, sold, conveyed, leased or otherwise disposed of, or transferred or granted any license, sublicense, rights or options in or to, any of the Purchased Assets;
     (ii) mortgaged, pledged or subjected to any Lien, any of the Purchased Assets;
     (iii) amended or waived any material right under any of the Assigned Contracts;
     (iv) failed to exercise any rights of renewal with respect to any Assigned Contract or Approval that, by its terms, would otherwise expire prior to the Closing Date;
     (v) settled or compromised any claims relating to the Product in the Territory or the Purchased Assets; and
     (vi) agreed to do anything described in clauses (i) — (v) above.

     4.12 Broker’s Fees. Seller has not employed any broker, finder or investment banker, or incurred any Liability for any brokerage, finder’s or other fee or commission, in connection with the Transactions (other than such fees or commissions for which Seller is solely responsible).
     4.13 Insurance. Seller has in full force and effect insurance policies in such amounts, with such deductibles and against such risks and losses as are customary for other companies of similar size and scope that operate in the same industry or business as Seller.
     4.14 Affiliate Transactions. There are no Contracts or Liabilities between Seller, on the one hand, and any Affiliate of Seller, on the other hand, that are included in the Purchased Assets or the Assumed Liabilities or by which the Purchased Assets are bound.
     4.15 Public Disclosures. Seller has filed with the SEC all forms, reports, schedules, statements, exhibits and other documents required to be filed by Seller subsequent to December 31, 2008 under the Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “SEC Documents”). As of its filing date or, if amended, as of the date of the last such amendment, each SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the applicable rules and regulations of the SEC thereunder. As of its filing date, or, if amended, as of the date of the last such amendment, each SEC Document did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. All of the audited consolidated financial statements and unaudited consolidated interim financial statements included in the SEC Documents (i) have been prepared from, are in accordance with and accurately reflect in all material respects the books and records of Seller and its consolidated Subsidiaries, (ii) comply in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (including Regulation S-X), (iii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under the Exchange Act with respect to Quarterly Reports on Form 10-Q) and (iv) fairly present, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (subject, in the case of unaudited interim financial statements, to normal year-end adjustments) of Seller and its consolidated Subsidiaries as of the dates and for the periods referred to therein. The reports of Seller’s independent auditors regarding Seller’s consolidated financial statements in the SEC filings have not been withdrawn, supplemented or modified, and none of Seller or any of its Subsidiaries has received any written communication from its independent auditors threatening any such withdrawal, supplement or modification.
     4.16 Disclaimer of Other Representations.
          (a) SELLER HAS NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO SELLER OR ANY OF ITS SUBSIDIARIES OR AFFILIATES OR THE BUSINESS OF

SELLER OR ANY OF ITS SUBSIDIARIES OR AFFILIATES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV.
          (b) Without limiting the generality of clause (a) above, except as expressly set forth in this ARTICLE IV, neither Seller nor any of its Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of Seller and its Subsidiaries made available to Buyer and its Representatives, including due diligence materials, or in any presentation of the business of Seller and its Subsidiaries by management of Seller or others in connection with the Transactions, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the Transactions. Except as expressly set forth in this ARTICLE IV, it is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations are not and shall not be deemed to be or to include representations or warranties of Seller, and are not and shall not be deemed to be relied upon by Buyer in executing, delivering and performing this Agreement and the Transactions.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants to Seller as follows as of the Execution Date and as of the Closing Date:
     5.1 Organization and Corporate Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Buyer has the requisite corporate power and authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have, or would not reasonably be expected to have, a material adverse effect on Buyer’s ability to consummate the Transactions.
     5.2 Due Authorization. Buyer has the requisite corporate power and authority to execute and deliver the Transaction Documents and to consummate the Transactions. The execution, delivery and performance by Buyer of the Transaction Documents and the consummation by Buyer of the Transactions have been duly authorized by all necessary corporate action on the part of Buyer and no other corporate proceeding is necessary for the execution and delivery of the Transaction Documents by Buyer, the performance by Buyer of its obligations thereunder and the consummation by Buyer of the Transactions. This Agreement has been duly executed and delivered by Buyer and constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws of general applicability relating to or affecting the enforcement of creditor’s rights and general principles of equity. When executed and delivered in accordance herewith, the other Transaction Documents will have been duly executed and delivered by Buyer and will constitute legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as the same may be limited by bankruptcy, insolvency, moratorium, reorganization or other Laws of general applicability relating to or affecting the enforcement of creditor’s rights and general principles of equity.
     5.3 No Violation; Consents.
          (a) The execution, delivery and performance by Buyer of the Transaction Documents do not and will not: (i) violate any material Law or Order applicable to Buyer or any of its properties or assets; (ii) violate or conflict with, result in a breach of, constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, permit cancellation of, or result in the creation of any Lien upon any of Buyer’s properties or assets including the Purchased Assets (other than any Lien imposed by Buyer’s lenders under its existing credit facilities, as may be amended from time to time) under, any material Contract to which Buyer is a party or by which it or its properties and assets are bound; or (iii) violate or conflict with any provision of the certificate of incorporation and by-laws or comparable organizational documents of Buyer.
          (b) Except for the approvals, notices and consents of, and filings with, Governmental Authorities or other Persons not a party to this Agreement set forth on Schedule 5.3(b) (collectively, the “Necessary Buyer Consents”), no consents, notices or approvals of, or filings or registrations by Buyer with, any Governmental Authority or any other Person not a party to this Agreement are necessary in connection with the execution, delivery and performance of the Transaction Documents or the Transactions.
     5.4 Litigation. There is no Legal Proceeding pending or, to Buyer’s knowledge, threatened or asserted in writing, against or affecting Buyer that would prohibit or materially hinder, delay or otherwise impair Buyer’s ability to perform its obligations under this Agreement or under the Transaction Documents, including the assumption of the Assumed Liabilities, that would affect the legality, validity or enforceability of this Agreement or the Transaction Documents, or that would prevent or materially delay the consummation of the Transactions.
     5.5 Financial Capability. Buyer has, and at the Closing will have, sufficient unrestricted internal funds available and on hand to pay the Purchase Price and any expenses incurred by Buyer in connection with the Transactions.
     5.6 Inspection; No Other Representations. Buyer is an informed and sophisticated Person, and has engaged expert advisors experienced in the evaluation and acquisition of assets such as the Purchased Assets as contemplated hereunder. Buyer acknowledges that, except as expressly set forth in ARTICLE IV, (a) Seller does not make any representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer or (ii) any other information or documents made available to Buyer or its Representatives with respect to the Purchased Assets or Seller, its Subsidiaries and Affiliates and their respective businesses and (b) Buyer has not relied and will not rely upon any of the information described in subclauses (i) and (ii) of clause (a) above or any other information, representation or warranty except those representations and warranties set forth in ARTICLE IV hereof in executing, delivering and performing this Agreement and the Transactions.
     5.7 Broker’s Fees. Buyer has not employed any broker, finder or investment banker, or incurred any Liability for any brokerage, finder’s or other fee or commission, in connection with the Transactions (other than such fees or commissions for which Buyer is solely responsible).
ARTICLE VI
COVENANTS AND AGREEMENTS
     6.1 Approvals and Consents; Required Payments
          (a) Buyer and Seller shall file the Buyer FDA Letters and the Seller FDA Letters, respectively, with the FDA on the Closing Date. Notwithstanding anything contrary herein, Seller shall be solely responsible for the payment of any filing or similar fees payable to the FDA with respect to the transfer of the Vasovist NDA and the Purchased Assets to Buyer. Transfer of title to the Vasovist NDA to Buyer shall be effective as of the Closing Date. Transfer of title to the Vasovist NDS and Vasovist MAA, including all modifications thereto for which approval is granted by Health Canada or the ATGA (as the case may be), to Buyer shall be made pursuant to the terms of the Termination Agreement.
          (b) On or prior to the Closing Date, Seller shall pay to all counterparties (including Bayer) and any of their respective Affiliates, all Liabilities due and payable or otherwise accrued before, or in connection with, the Closing and/or the Transactions under (i) the Specified Contracts and (ii) Section 13.4 of the Bayer Collaboration Agreement (which Liabilities thereunder equal $10,500,000), in each case, in full satisfaction of all Liabilities owed or accrued thereunder as of the Closing. All payments made or required to be made pursuant to this Section 6.1(b) are referred to herein as the “Required Payments.” Notwithstanding the foregoing, “Required Payments” shall not include (x) the $3,687,000 payable to Bayer pursuant to Section 10.3 of the Termination Agreement, which shall be paid by Seller in accordance with the terms and conditions of the Termination Agreement, or (y) up to €7,000 payable by Seller to Bayer in respect of accrued legal and filing fees pursuant to the letter agreement between Seller and Bayer dated November 14, 2008.
     (c) The Parties waive compliance with the Bulk Sales Act (Ontario, Canada) and any other similar bulk sales Laws.

     6.2 Publicity. Within four (4) business days following the Execution Date, each of the Parties shall issue a press release, and Seller shall file a current report on Form 8-K, announcing the Transactions, and each such press release and current report shall be in form and substance reasonably satisfactory to each of the Parties; provided, that the foregoing shall not prohibit the filing of such Form 8-K by Seller to the extent required, and by the due date prescribed, by applicable law so long as Seller uses its good faith efforts to consider any reasonable and timely comments provided by Buyer. Except as provided in the foregoing sentence, following the Closing, neither Party may issue any further publication, press release or other public announcement relating to the Transaction Documents or the Transactions without the other Party’s prior written consent, unless disclosure, filing or registration is required by Law (in which case, the Party required to make such disclosure, filing or registration shall, in addition to complying with Section 10.2, and subject to any restrictions of applicable Law, give reasonable advance notice of any such legally required disclosure to the other Party, and such other Party may provide any comments on the proposed disclosure, and such disclosing Party shall use its good faith efforts to consider any reasonable comments that such other Party may have with respect thereto). The Parties shall reasonably cooperate, each at its own expense, in such disclosure, filing or registration, including such confidential treatment request, and shall execute all documents reasonably required in connection therewith.
     6.3 Further Assurances.
          (a) Each of Buyer and Seller shall, at the request of the other Party and at such other Party’s expense, promptly execute and deliver to such other Party all such further instruments, assignments (including Intellectual Property assignments), assurances, filings and other documents and take any actions as such other Party may reasonably request in connection with the carrying out and effectuating the Transaction Documents and the Transactions (including without limitation, filing with the FDA, Health Canada or the ATGA, any other notices, assignments, documents and/or other materials required by the FFDCA, Canadian Drug Law or Australian Drug Law and their respective implementing regulations), including any materials necessary for the approval of any changes to the Vasovist MAA and the Vasovist NDS required to enable the Product as presently being manufactured to be supplied in Australia and Canada, respectively, regardless of whether such request occurs before, at or after Closing. The Party making any request pursuant to this Section 6.3 shall promptly reimburse the other Party for all out-of-pocket expenses reasonably incurred by such other Party in providing the further assurances requested by such requesting Party.
          (b) Upon and subject to delivery by Bayer to Seller of a written consent relating to the license and sublicense contemplated by this Section 6.3(b), which consent shall not contain any requirement for payment by Seller or any other obligation on the part of Seller, Seller shall grant to Purchaser: (i) a royalty-free license under the Worldwide IP owned or licensed by Seller as of the Closing Date and not otherwise conveyed to Buyer pursuant to Section 2.1 to make (or have made by a contract manufacturer) the Product anywhere in the world solely for use, sale, and import in and into the Territory; and (ii) a sublicense under all of the rights granted to Seller upon termination of the Bayer Collaboration Agreement (as such rights exist on the Closing Date) to make (or have made by a contract manufacturer) the Product anywhere in the world solely for use, sale, and import in and into the Territory.
          (c) Seller hereby grants to Purchaser: (i) a royalty-free license to develop, have developed, make, have made, use, sell, distribute and import the Product in the Territory under the Worldwide IP owned or licensed by Seller as of the Closing Date, not otherwise conveyed to Buyer pursuant to Section 2.1 and required to be conveyed to make the representations and warranties set forth in Section 4.9 true and correct as of the Closing Date; and (ii) a sublicense under all of the rights granted to Seller upon termination of the Bayer Collaboration Agreement (as such rights exist on the Closing Date) to make (or have made by a contract manufacturer) the Product in the Territory solely for use, sale, and import in and into the Territory (the Intellectual Property described in clauses (i) and (ii) is referred to herein collectively as the “Sublicensed Intellectual Property”).
     6.4 Delivery of Purchased Assets; General Consultation and Cooperation; Pharmacovigilance.
          (a) Seller shall physically deliver, at its sole expense, the tangible embodiments of the Purchased Assets to Buyer within five (5) Business Days after the Closing Date, except the Product Records related to the Vasovist NDS and Vasovist MAA that are not in Seller’s possession as of the Closing Date (including all modifications to the Vasovist NDA and Vasovist MAA for which approval is granted by Health Canada or the ATGA (as the case may be)), which tangible embodiments shall be delivered to Buyer by Bayer or Seller after the Closing Date in accordance with the terms of the Termination Agreement.
          (b) At Buyer’s reasonable request, Seller shall, at Buyer’s expense and during normal business hours upon reasonable notice, use its commercially reasonable efforts to make Seller’s Representatives available to consult with Buyer about the Product or the Purchased Assets; provided that such consultation shall not unreasonably disrupt Seller’s operations. If Buyer shall become engaged in or participate in any Legal Proceeding with any third party relating in any way to the Product or the Purchased Assets, then Seller shall, at Buyer’s sole expense, reasonably cooperate with Buyer in connection therewith, including, by using its commercially reasonable efforts to make available to Buyer such Representatives who may be helpful with respect to such Legal Proceeding.
          (c) From and after the Closing, Seller shall provide (or provide in a form that can be so provided or otherwise make available) to Buyer copies of all files, reports, books, records, documents and similar materials (in each case, whether or not in electronic form) owned or licensed by Seller to the extent any such materials relate (but do not primarily pertain) to (i) the Product in the Territory or the Purchased Assets or (ii) the Exploitation of the Product in the Territory, regulatory approval, testing, handling, processing, recordkeeping, storage, warehousing, disposal, packaging, labeling, promotion, import or export of the Product in the Territory; provided, that Seller may redact or withhold any portion of such materials that do not relate to the Product in the Territory or the Purchased Assets; provided, further, that Seller shall not be required to make available to Buyer any books, documents, records, files and similar materials (in each case, whether or not in electronic form) prepared in connection with Transaction or maintained by Seller and/or its Representatives, agents or licensees in connection with their respective ongoing Tax requirements; provided, further, Seller shall provide to Buyer within thirty (30) days after the Closing Date copies of all such materials that are within Seller’s possession as of the Closing Date and a description of all regulatory filings, drug master files and other regulatory dossiers and Approvals with respect to Australia.
          (d) After the Closing, each Party shall make available on a timely basis to the other Party all pharmacovigilance materials in such Party’s possession or to which such Party has access that relate to the Product in or outside the Territory, including all FDA, Health Canada and ATGA safety submissions and raw data, including periodic safety update reports.
          (e) The obligations of the Parties under Section 6.4(a), (b) and (c) shall terminate on the date that is twelve (12) months after the Closing Date, and thereafter, any Representatives shall be made available for such time and upon such terms and conditions (including, but not limited to, compensation) as the Parties may mutually agree. The obligations of the Parties under Section 6.4(d) shall survive indefinitely.
     6.5 Retention of Books and Records and Information. Seller and Buyer agree that each shall preserve and keep the records held by it relating to the Purchased Assets for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such Party in connection with, among other things, any insurance claims by, Legal Proceedings or Tax audits against or governmental investigations of Seller or Buyer or in order to enable Seller or Buyer to comply with their respective obligations under the Transaction Documents. In the event Seller or Buyer wishes to destroy such records after that time, such Party shall first give thirty (30) days prior written notice to the other and such other Party shall have the right at its option and expense, upon prior written notice given to such Party within that thirty (30) day period, to take possession of the records within sixty (60) days after the date of such notice.
     6.6 Non-Compete.
          (a) Seller Obligations. Neither Seller nor any of its Affiliates shall, for a period of five (5) years following the Closing Date, directly or indirectly, (i) engage in the Exploitation of a Competing Product in the Territory (including, without limitation, by owning, managing, controlling, operating, performing, or having any conflicting interest in, or otherwise being engaged in or concerned with, a business or any products approved by a competent Governmental Authority as a generic version of a Competing Product in the Territory), (ii) solicit any customers of the Product in the Territory to terminate or otherwise materially and adversely affect their business relationships with Buyer or (iii) use or attempt to use any Assigned Intellectual Property in the Territory. In furtherance of the foregoing, for a period of five (5) years following the Closing Date, Seller and its Affiliates shall use commercially reasonable efforts not to distribute, market, promote, license or sublicense, offer for sale or sell the Product to any Person outside of the Territory that Seller or its Affiliates knows is reasonably likely to Exploit the Product in the Territory or assist another Person to do so. Notwithstanding anything herein to the contrary, nothing in this Section 6.6(a) shall prohibit or restrict the ability of Seller or any Subsidiary or Affiliate of Seller, directly or indirectly, to (x) engage in any activities described in clause (i) outside of the Territory, (y) retain any customers of the Product (including customers of the Product in the Territory) as a consultant to Seller on matters other than relating to a Competing Product or (z) beneficially own less than one percent (1%) of the outstanding securities of any publicly-traded Person.
          (b) Buyer Obligations. Neither Buyer nor any of its Affiliates shall, following the Closing Date, directly or indirectly: (i) engage in the Exploitation of the Product, or any successor to the Product or generic formulation of the Product, outside the Territory (including, without limitation, by owning, managing, controlling, operating, performing, or having any conflicting interest in, or otherwise being engaged in or concerned with, a business or any products approved by a competent Governmental Authority as a generic version of the Product outside the Territory) or (ii) use or attempt to use any Assigned Intellectual Property outside the Territory. In furtherance of the foregoing, Buyer and its Affiliates shall use commercially reasonable efforts not to distribute, market, promote, license or sublicense, offer for sale or sell the Product, or any successor to the Product or generic formulation of the Product, to any Person in the Territory that Buyer or its Affiliates knows is reasonably likely to Exploit the Product (or such successor or generic formulation) outside the Territory or assist another Person to do so. Notwithstanding anything herein to the contrary, nothing in this Section 6.6(b) shall prohibit or restrict the ability of Buyer or any Subsidiary or Affiliate of Buyer, directly or indirectly, to (A) engage in any activities described in clause (i) inside of the Territory, (B) engage in the activities permitted under Section 6.3(b) but only to the extent that a license and sublicense have been granted pursuant Section 6.3(b), (C) beneficially own less than one percent (1%) of the outstanding securities of any publicly-traded Person or (D) Exploit, import, export, lease, license, sublicense or otherwise exploit, or otherwise own, have an interest in, or have commercial arrangements with respect to, any product, including a Competing Product, not derived from or based upon the Product or the Purchased Assets, whether outside or inside the Territory. The provisions of this Section 6.6(b) shall terminate upon the earliest of (x) the acquisition of the ROFN Assets by Buyer and (y) the fifth (5th) anniversary of the Closing Date.
          (c) Material Inducement. Each Party acknowledges and agrees that the covenants and agreements contained in this Section 6.6 (i) have been negotiated in good faith by the Parties, (ii) are reasonable and not more restrictive or broader than necessary to protect the interests of Buyer and Seller and (iii) would not achieve their intended purposes if such covenants and agreements were on different terms or for periods of time shorter than the periods of time provided herein or were applied in more restrictive geographical areas. Each of the Parties further acknowledges and agrees that neither Buyer nor Seller would enter into this Agreement but for the covenants and agreements contained in this Section 6.6 and that such covenants and agreements are essential to protect the value of the Parties’ interests.
          (d) Blue Pencil Provision. If any provision (or any part thereof) of this Section 6.6 is held to be unenforceable because of the duration or scope of such provision, the type of conduct being restricted herein or the area of such provision’s applicability, the court making such determination shall have the power to modify such duration, scope, type of conduct, area and/or other terms of such provision to the minimum extent necessary in order to make such provision enforceable, and such provision shall then be enforceable in such modified form (provided that such modified provision is not more restrictive to the applicable Party than the original provision set forth in this Agreement).
          (e) Equitable Remedies. Each Party further acknowledges, stipulates and agrees that a breach of this Section 6.6 will result in irreparable harm and continuing damage to the other Party for which there will be no adequate remedy at law and further agrees that, in the event of any breach hereof, such other Party will be entitled to injunctive relief (without the need to post any bond or prove actual damages) and to such other relief as is proper under the circumstances.
     6.7 Non-Solicitation. For a period commencing on the Execution Date and ending one (1) year following the Closing Date, no Party shall, directly or indirectly, (a) solicit for employment or hire any employee of the other Party who is listed on Schedule 6.7 or (b) induce or attempt to influence any such employee to terminate his or her employment with such other Party; provided that the foregoing shall not apply to the solicitation or hiring of any person (i) via general solicitations not targeted at employees of the other Party, (ii) who initiates discussions with such Party or (iii) who terminates, or is terminated from, his or her employment with such other Party.
     6.8 Right of First Negotiation.
          (a) Schedule 6.8(a) sets forth an accurate and complete list of all of the rights, title or interests in or to any Intellectual Property, regulatory materials, inventory, data files and/or other assets primarily pertaining to the Product outside of the Territory that is owned or licensed by Seller and/or any of its Subsidiaries (collectively, the “Offerors”) as of the Execution Date (such assets, together with any assets primarily pertaining to the Product outside of the Territory that become owned or licensed by the Offerors from time to time after the Execution Date, are referred to herein individually and collectively as the “ROFN Assets”).
          (b) Negotiation Rights. In the event that any time after the Execution Date, the Offerors wish to sell, license or sublicense material rights relating to, or otherwise transfer, any ROFN Assets to any one or more Persons (other than any Affiliate of the Offerors), other than in a Permitted Transaction (a “ROFN Acquisition Transaction”), the Offerors shall provide Buyer with written notice specifying the material terms (including price) of the proposed ROFN Acquisition Transaction (the “ROFN Notice”), and, for a period of twenty (20) days following Buyer’s receipt of the ROFN Notice (the “Exclusive Negotiation Period”), the Offerors shall negotiate with Buyer exclusively and in good faith to reach a definitive agreement pursuant to which Buyer would acquire the ROFN Assets. During the Exclusive Negotiation Period, Seller shall in good faith grant Buyer timely and reasonable access to due diligence materials relating to the ROFN Assets specified in the ROFN Notice to enable Buyer to conduct a reasonable due diligence review and examination regarding its possible acquisition of such ROFN Assets; provided, that such due diligence review shall not unreasonably disrupt Seller’s operations.

Except as set forth in Section 6.8(d) below, in the event that the Offerors and Buyer do not reach a definitive agreement within the Exclusive Negotiation Period with respect to the purchase and sale of the ROFN Assets specified in the ROFN Notice, then the Offerors shall have no further obligations to Buyer under this Section 6.8.
          (c) Standstill. During the Exclusive Negotiation Period, Seller shall not, and shall not permit any of its Representatives to, directly or indirectly, (i) discuss, encourage, negotiate, undertake, initiate, authorize, recommend, propose or enter into, any ROFN Acquisition Transaction, (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an ROFN Acquisition Transaction, (iii) furnish or cause to be furnished, to any Person, any information concerning the ROFN Assets in connection with a ROFN Acquisition Transaction or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek any of the foregoing.
          (d) Expiration of Exclusive Negotiation Period. Upon expiration of the Exclusive Negotiation Period, Offerors may negotiate with any other Person and take any and all actions with respect to the ROFN Assets; provided that, in the event that no Offeror has entered into a definitive agreement to consummate a ROFN Acquisition Transaction with any other Person within one hundred twenty (120) days after the expiration of the Exclusive Negotiation Period, then Seller shall be obligated to issue a new ROFN Notice pursuant to Section 6.8(b) (and, for the sake of clarity, a new Exclusive Negotiation Period with Buyer shall commence under Sections 6.8(b) and the Offerors shall be subject to the obligations set forth in Sections 6.8(b) and 6.8(c) during such new Exclusive Negotiation Period) before continuing any such negotiations with any other Person or initiating additional negotiations with any other Person. For the avoidance of doubt, Offerors shall not be required to provide a ROFN Notice more than once in any one hundred twenty (120) day period, regardless of whether any Offeror receives additional proposals for a ROFN Acquisition Transaction during such period or whether the proposal that was the subject of the applicable ROFN Notice has been materially modified.
          (e) Non-Contravention. Seller hereby agrees not to enter into any agreement relating to a sale of the ROFN Assets (other than in a Permitted Transaction) without first complying with the terms of this Section 6.8.
          (f) Termination. The rights and obligations set forth in this Section 6.8 shall remain in full force and effect until the fifth (5th) anniversary of the Closing Date (the “ROFN Period”), at which time all such rights and obligations shall terminate.
ARTICLE VII
CONDITIONS PRECEDENT TO CLOSING
     7.1 Conditions Precedent to the Obligations of Buyer. The obligations of Buyer to consummate the Transactions are subject to the fulfillment of the following conditions, any of which may be waived by Buyer:

          (a) Representations and Warranties. The representations and warranties of Seller set forth in ARTICLE IV shall be true and correct in all material respects at and as of the Execution Date and the Closing Date (or any other date specifically referenced therein), except to the extent that such representations and warranties are qualified by terms such as “material” and “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects at and as of the Execution Date and the Closing Date (or any other date specifically referenced therein).
          (b) Covenants. Seller shall have performed and complied in all material respects with all covenants and agreements contained herein and required to be performed or complied with by it on or before the Closing Date.
          (c) Documents. Buyer shall have received all of the agreements and documents specified in Section 3.4(a).
          (d) No Litigation or Prohibition. There shall not be any Legal Proceeding threatened or asserted in writing, initiated or pending arising out of, or in connection with, or otherwise relating to, the Product in the Territory, the Purchased Assets or the Transactions. There shall not be in effect any Order restraining, enjoining or otherwise prohibiting the consummation of the Transactions.
          (e) Regulatory Matters.
     (i) (A) The FDA shall not have modified or revoked any Approvals relating to the Product in the U.S. Territory after December 22, 2008, (B) Health Canada shall not have modified or revoked any Approvals relating to the Product in Canada after October 16, 2006, other than any modifications resulting from an approval granted by Health Canada of changes thereto required to enable the Product as presently being manufactured to be supplied in Canada, and (C) the ATGA shall not have modified or revoked any Approvals relating to the Product in Australia after August 24, 2006, other than any modifications resulting from an approval granted by the ATGA of changes thereto required to enable the Product as presently being manufactured to be supplied in Australia.
     (ii) Except as set forth on Schedule 7.2(e)(ii), there shall not be any outstanding requests for information or orders from the FDA, Health Canada or ATGA relating to the Approvals relating to the Product in the Territory.
     (iii) Seller shall have filed an application for a Patent Term Extension of U.S. Patent Nos. 6,676,929 and 7,060,250 under the Hatch-Waxman Act with respect to the Product.
     (iv) Seller shall have entered into, and shall have obligated its Pharmacovigilance Provider to provide to Buyer those sources essentially as described in, the Pharmacovigilance Agreement among Bayer, Seller and TMC Pharma Services, Ltd., in form and substance reasonably acceptable to Buyer and

Seller; provided, however, that Buyer shall be responsible for reporting to the FDA, Health Canada and the ATGA.
     (v) Seller shall have made available to Buyer all rights and obligations of Seller to pharmacovigilance materials that relate to the Product in or outside the Territory, including all FDA, Health Canada and ATGA safety submissions and raw data and periodic safety update reports.
     (f) Additional Intellectual Property Contracts.
     (i) Manufacturing and Supply Agreement. Buyer and Covidien shall have entered into, and Seller shall have acknowledged, a manufacturing and supply agreement in form and substance reasonably acceptable to Buyer and Seller.
     (ii) Prince Assignment. Buyer and Seller shall have entered into an assignment agreement in form and substance reasonably acceptable to Buyer and Seller.
     (iii) Bayer Purchase Agreement. Bayer and Buyer shall have entered into, and Seller and TMC Pharma Services, Ltd. shall have acknowledged, a purchase agreement for inventory, manufacturing improvements and know-how in form and substance reasonably acceptable to Buyer and Seller.
     (iv) Termination Agreement. Bayer, TMC Pharma Services, Ltd., Seller, and with respect to certain provisions, Buyer shall have entered into the Termination Agreement in form and substance reasonably acceptable to Buyer and Seller.
     (v) Settlement and Release Agreement. Bayer, Covidien and Seller shall have entered into a settlement and release agreement in form and substance reasonably acceptable to Buyer and Seller.
     7.2 Conditions Precedent to the Obligations of Seller. The obligations of Seller to consummate the Transactions are subject to the fulfillment of the following conditions, any of which may be waived by Seller:
          (a) Representations and Warranties. The representations and warranties of Buyer set forth in ARTICLE V shall be true and correct in all material respects at and as of the Execution Date and the Closing Date (or any other date specifically referenced therein), except to the extent that such representations and warranties are qualified by terms such as “material” and “material adverse effect,” in which case such representations and warranties shall be true and correct in all respects at and as of the Execution Date and the Closing Date (or any other date specifically referenced therein).

          (b) Covenants. Buyer shall have performed and complied in all material respects with all covenants and agreements contained herein and required to be performed or complied with by it on or before the Closing Date.
          (c) Documents. Seller shall have received all of the agreements and documents specified in Section 3.4(b).
          (d) Legal Proceedings; No Prohibition. There shall not be any Legal Proceeding threatened or asserted in writing, initiated or pending arising out of, or in connection with, or otherwise relating to, the Product in the Territory, the Purchased Assets or the Transactions. There shall not be in effect any Order restraining, enjoining or otherwise prohibiting the consummation of the Transactions.
     7.3 Frustration of Closing Conditions. Neither Party may rely on the failure of any conditions set forth in this ARTICLE VII to be satisfied if such failure was caused by such Party’s material breach of this Agreement.
ARTICLE VIII
INDEMNIFICATION
     8.1 Indemnification by Seller. Subject to all of the limitations set forth in this ARTICLE VIII, Seller agrees to indemnify, defend and hold Buyer, its Affiliates and each of their respective directors, officers, employees, controlling Persons, agents, attorneys, representatives, successors and permitted assigns (Buyer and such Persons are collectively hereinafter referred to as “Buyer’s Indemnified Persons”), harmless from and against any and all loss, Liability, damage or deficiency, including interest, penalties, reasonable costs of preparation and investigation, and reasonable attorneys’ fees and disbursements (individually a “Loss,” and collectively, “Losses”) that Buyer’s Indemnified Persons may suffer, sustain, incur or become subject to, arising out of or due to: (a) the failure of any representation or warranty of Seller in ARTICLE IV to be true and correct as of the Execution Date or the Closing Date; (b) the breach of any covenant, undertaking, agreement or other obligation of Seller under this Agreement; or (c) any Excluded Asset or Excluded Liability.
     8.2 Indemnification by Buyer. Subject to all of the limitations set forth in this ARTICLE VIII, Buyer agrees to indemnify, defend and hold Seller, its Affiliates and each of their respective directors, officers, employees, controlling Persons, agents, attorneys, representatives, successors and permitted assigns (Seller and such Persons are hereinafter collectively referred to as “Seller’s Indemnified Persons”), harmless from and against any and all Losses that Seller’s Indemnified Persons may, suffer, sustain, incur or become subject to, arising out of, or due to: (a) the failure of any representation or warranty of Buyer in ARTICLE V to be true and correct as of the Execution Date or the Closing Date; (b) the breach of any covenant, undertaking, agreement or other obligation of Buyer under this Agreement; or (c) any Assumed Liability.

     8.3 Survival of Representations and Warranties; Limitations.
          (a) The representations and warranties of the Parties contained in this Agreement shall survive the Closing Date and shall remain in full force and effect thereafter for a period of eighteen (18) months and shall be effective with respect to any claimed breach of the representations and warranties timely made pursuant to Section 8.4, after which period the representations and warranties of the Parties contained in this Agreement shall terminate and be of no further force or effect. Notwithstanding the foregoing, (i) the representations and warranties set forth in Section 4.3 (No Violation; Consents) and Section 4.9 (Sufficiency of Assets and Rights) shall survive for six (6) years and (ii) the representations and warranties set forth in Section 4.2 (Due Authorization), Section 4.6 (Good and Valid Title), Section 4.12 (Broker’s Fees), Section 5.2 (Due Authorization) and Section 5.7 (Broker’s Fees) shall survive indefinitely (the representations and warranties referenced in clauses (i) and (ii) are referred to herein collectively as the “Fundamental Representations”).
          (b) Anything to the contrary contained herein notwithstanding, neither Party shall be entitled to any recovery from the other Party with respect to any breach of such representations and warranties unless and until the amount of such Losses suffered, sustained or incurred by the asserting Party, or to which such Party becomes subject, by reason of such breach, shall exceed One Hundred Forty Thousand Dollars ($140,000) calculated on a cumulative basis and not a per item basis (the “Basket Amount”), and in such event, the indemnifying party shall be required to pay the amount of such Losses exceeding the Basket Amount. In no event shall either Party be liable to the other Party under this Agreement in an aggregate amount in excess of Five Million Six Hundred Dollars ($5,600,000) (the “Cap”). The Basket Amount and the Cap shall not be applicable to (i) any breach of any Fundamental Representations, (ii) Losses indemnifiable under Section 8.1(b), 8.1 (c), 8.2(b) or 8.2(c) or (iii) Losses based on fraud.
          (c) For purposes of determining the failure of any representations or warranties to be true and correct, the breach of any covenants or agreements and calculating Losses hereunder, any materiality or Material Adverse Effect qualifications in the representations, warranties, covenants and agreements shall be disregarded.
          (d) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in the Transaction Documents shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.
          (e) Seller shall not be required to indemnify any Buyer’s Indemnified Persons, and Buyer shall not be required to indemnify any Seller’s Indemnified Persons, to the extent of any Losses that any court of competent jurisdiction shall have determined by final judgment to have resulted from the bad faith, gross negligence or willful misconduct of the party seeking indemnification.

          (f) Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of Party or any Indemnified Person, after the consummation of the Transactions, to rescind this Agreement or any of the Transactions; provided that nothing in this clause (f) shall restrict any remedies for fraud.
          (g) Any liability for indemnification under this Article VIII shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.
          (h) Notwithstanding any other provision in this Agreement, neither Seller nor Buyer shall in any event be liable to the other Party or any of the other Party’s Indemnified Persons on account of any indemnity obligation set forth in Section 8.1 or Section 8.2 for (i) any Losses that are not direct, actual damages or (ii) any special, incidental or punitive damages, in each case, unless such Losses are paid pursuant to a third party claim.
     8.4 Indemnification Procedure.
          (a) A claim for indemnification for any matter not involving a third-party claim may be asserted by notice issued in accordance with Section 11.2 to the Party from whom indemnification is sought.
          (b) In the event that any Legal Proceedings shall be instituted, or that any claim shall be asserted, by any third party in respect of which payment may be sought under Sections 8.1 and 8.2 hereof (regardless of the limitations set forth in Section 8.3) (an “Indemnification Claim”), the Indemnified Person shall promptly cause written notice of the assertion of any Indemnification Claim of which it has knowledge that is covered by this indemnity to be forwarded to the Party against whom indemnification is sought (the “Indemnifying Party”). The failure of the Indemnified Person to give reasonably prompt notice of any Indemnification Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto, except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure. The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and to defend against, negotiate, settle or otherwise deal with, any Indemnification Claim that relates to any Losses indemnified against by it hereunder. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim that relates to any Losses indemnified against by it hereunder, it shall within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires) notify the Indemnified Person of its intent to do so. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with, any Indemnification Claim that relates to any Losses indemnified against hereunder, the Indemnified Person may defend against, negotiate, settle or otherwise deal with, such Indemnification Claim. If the Indemnifying Party shall assume the defense of any Indemnification Claim, the Indemnified Person may participate, at his or its own expense, in the defense of such Indemnification Claim; provided, however, that such Indemnified Person shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if

(i) so requested by the Indemnifying Party to participate or, (ii) in the reasonable opinion of counsel to the Indemnified Person, a conflict or potential conflict exists between the Indemnified Person and the Indemnifying Party that would make such separate representation advisable; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Persons in connection with any Indemnification Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim. Notwithstanding anything in this Section 8.4 to the contrary, neither the Indemnifying Party nor any Indemnified Person shall, without the written consent of the other Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment. If the Indemnifying Party makes any payment on any Indemnification Claim, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Persons to any insurance benefits or other claims of the indemnified party with respect to such Indemnification Claim for payment thereof.
          (c) After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Persons and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to an Indemnification Claim hereunder, the Indemnified Persons shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.
     8.5 Character of Payments. To the extent permitted by applicable Law, the Parties agree that any indemnification payments (and/or payments or adjustments) made with respect to this Agreement shall be treated for all Tax purposes as an adjustment to the Purchase Price.
     8.6 Calculation of Losses(a) . The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the indemnified party under insurance policies with respect to such Losses (net of any Tax or expenses incurred in connection with such recovery). Each Indemnified Person shall take, and shall cause its Affiliates to take, all commercially reasonable efforts to mitigate and otherwise minimize the Losses to the maximum extent reasonably possible upon, and after becoming aware of, any event which would reasonably be expected to give rise to any Losses. Each Indemnified Person shall use commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Losses to the same extent that such Indemnified Person would if such Loss were not subject to indemnification hereunder.
     8.7 Exclusive Remedy. From and after the Closing, the sole and exclusive remedies for (a) any breach or failure to be true and correct, or alleged breach or failure to be true and correct, of any representation or warranty in this Agreement shall be indemnification in accordance with this Article VIII, or (b) any breach, or alleged breach, of any covenant or agreement in this Agreement (other than the covenants set forth in Sections 6.6 and ARTICLE X) shall be indemnification in accordance with this Article VIII and, subject to Section 8.3(f), specific performance, injunction or other equitable relief; provided, however, that no Party shall be deemed to have waived any rights, claims, causes of action or remedies if and to the extent that (i) such rights, claims, causes of action or remedies may not be waived under applicable Law or (ii) such Party proves the other Party’s actual fraud, intentional misrepresentation or active concealment.
ARTICLE IX
TAX MATTERS
     9.1 Cooperation on Tax Matters.
          (a) Notwithstanding anything in Section 6.4(c) to the contrary, Seller and Buyer agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information (including access to books and records) relating to the Purchased Assets and the Assumed Liabilities as is reasonably necessary for the filing of any Tax Return, the preparation for any Tax audit, or the prosecution or defense of any claim relating to any proposed Tax adjustment. Buyer and Seller shall keep all such information and documents received by them confidential in accordance with ARTICLE X.
          (b) Notwithstanding anything in Section 6.4(c) to the contrary, Buyer and Seller shall reasonably cooperate with each other in the conduct of any audit or other proceedings relating to the Purchased Assets or the Assumed Liabilities and they shall each execute and deliver such powers of attorney and other documents as are reasonably necessary to carry out the intent of this Agreement.
     9.2 Transfer Taxes. One-half of all goods and services, sales, use and transfer Taxes, including but not limited to any value added, gross receipts, stamp duty and personal or intangible property transfer Taxes and other such Taxes and any conveyance fees or recording charges due by reason of the transfer of the Purchased Assets, including but not limited to any interest or penalties in respect thereof (the “Transfer Taxes”) shall be paid by Buyer and one-half of the Transfer Taxes shall be paid by Seller. The Party required by Law to file a Tax Return with respect to any Transfer Taxes shall file such Tax Return, and the other Party shall promptly reimburse the filing Party for such other Party’s portion of any Transfer Taxes paid by the filing Party. Seller and Buyer shall reasonably cooperate with each other and use their reasonable best efforts to minimize the Transfer Taxes attributable to the transfer of the Purchased Assets and shall use their best efforts to obtain any certificate or document from any Governmental Authority as may be necessary to mitigate such Taxes.
     9.3 Allocation. In accordance with Section 1060 of the Code and the Treasury Regulations thereunder, Seller and Buyer agree to allocate the Total Consideration (and all other relevant items) as determined for federal income tax purposes among the Purchased Assets and the covenants contained in Sections 6.6 and 6.7 hereof for Tax purposes. Buyer and Seller shall report, act, and file all Tax Returns in all respects and for all purposes consistent with such allocation. In furtherance of the foregoing, not later than sixty (60) days after the Closing Date,

Buyer shall prepare and deliver to Seller a proposed statement with respect to such allocation, together with reasonable detail regarding the methods and calculations used by Buyer to determine such allocation. Seller shall have thirty (30) days thereafter to review such allocation statement and notify Buyer of any changes proposed by Seller to such allocation. If Seller does not provide any such notice within such 30-day period, Seller shall be deemed to have agreed to the allocation proposed by Buyer and all income Tax Returns and reports filed by Buyer and Seller shall be prepared consistently with such allocation. To the extent Seller provides a notice proposing changes, Buyer shall work in good faith with Seller to address such changes and to revise the allocation statement in a manner mutually agreeable to both parties and all income Tax Returns and reports filed by Buyer and Seller shall be prepared consistently with such mutually agreed allocation; provided, that if Seller and Buyer are unable to agree on the allocation statement, each of Seller and Buyer shall prepare their respective income Tax Returns in accordance with the first sentence of this Section 9.3 (but shall have no obligation to prepare such reports in a manner consistent with Buyer’s proposed allocation statement).
ARTICLE X
CONFIDENTIALITY
     10.1 Confidential Information.
          (a) Each of the Parties (the “Receiving Party”) acknowledges its possession of Confidential Information (as defined below) of the other Party (the “Disclosing Party”). From and after the Closing Date, subject to Sections 6.2 and 10.2 and except as contemplated by the Transaction Documents, the Receiving Party shall not, and shall cause its Representatives not to, directly or indirectly, disclose, reveal, divulge or communicate the Confidential Information of the Disclosing Party to any third Person other than the Receiving Party’s Representatives. The Receiving Party and its Representatives shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the Confidential Information as the Receiving Party and such Representatives, respectively, currently uses for its own confidential information of a like nature, but in no event less than a commercially reasonable standard of care. “Confidential Information” of the Disclosing Party means any confidential or proprietary information, data, material or documents that, (a) with respect to Buyer as the Disclosing Party, primarily pertains to the Product in the Territory, the Purchased Assets and/or the Assumed Liabilities, (b) with respect to Seller as the Disclosing Party, primarily pertains to the Product outside the Territory, the Excluded Assets and/or the Excluded Liabilities or, (c) with respect to either Party as the Disclosing Party, primarily pertains to the Transaction Documents and/or the Transactions and/or otherwise disclosed under the Transaction Documents, in each case, irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by the Receiving Party or its Representatives that contain or otherwise reflect such information, data, material or documents.
          (b) Notwithstanding the foregoing, “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information, data, material or documents that (i) are or become generally available to the public, other than as a result of a disclosure by the Receiving Party or its Representatives in breach of this Agreement, (ii) was available to the Receiving Party or its Representatives on a non-confidential basis prior to disclosure by the Disclosing Party or its Representatives, (iii) becomes available to the Receiving Party or its Representatives on a non-confidential basis from a Person who, to the Receiving Party’s or such Representative’s knowledge, is not bound by a confidentiality agreement with the Disclosing Party or (iv) was or is independently developed by the Receiving Party or its Representatives without use of the Confidential Information of the Disclosing Party.
          (c) For the sake of clarity, nothing herein shall impose any obligation on the Seller as the Receiving Party and its Representatives with respect to their disclosure for Seller’s own legitimate business or other purposes of information, data, material or documents that relates (but does not primarily pertain) to the Product in the Territory, the Purchased Assets or the Assumed Liabilities; and nothing herein shall impose any obligation on Buyer as the Receiving Party and its Representatives with respect to Buyer’s use or disclosure for its own legitimate business or other purposes of information, data, material or documents that relates (but does not primarily pertain) to the Product outside the Territory, the Excluded Assets and the Excluded Liabilities.
          (d) Notwithstanding anything to the contrary herein, in the event that Buyer hires or retains any current or former employee or consultant of Seller in compliance with Section 6.7, Seller agrees to release, and does hereby release, such employee or consultant from any and all confidentiality and nondisclosure restrictions of which Seller is the beneficiary, but only for purposes related to the Product in the Territory.
     10.2 Disclosure Required by Law. If the Receiving Party or any of its Representatives is required by any Governmental Authority (whether by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) or pursuant to applicable Law to disclose or provide any Confidential Information, the Receiving Party and its Representatives shall use commercially reasonable efforts to provide (if not prohibited by such applicable Law or Governmental Authority) the Disclosing Party with written notice of such request or demand as promptly as practicable under the circumstances so that the Disclosing Party shall have an opportunity to seek an appropriate protective Order. The Receiving Party agrees to take, and cause its Representatives to take, at the Disclosing Party’s expense, all other commercially reasonable steps necessary to obtain confidential treatment. Subject to the foregoing, the Receiving Party and its Representatives may thereafter disclose or provide any such Confidential Information, as the case may be, to the extent required by such Law (as so advised by counsel) or such Governmental Authority.
     10.3 Duration of Confidentiality Obligations. This ARTICLE X shall survive for a period of seven (7) years following the Closing Date.
     10.4 Confidential Disclosure Agreement. Effective as of the Closing, that certain Confidential Disclosure Agreement dated as of March 31, 2008 by and between Buyer and Seller shall be of no further force and effect from and after the Closing Date; provided, however, that such Confidential Disclosure Agreement shall remain in effect in accordance with the terms thereof with respect to any breaches thereof occurring prior to the Closing Date.
ARTICLE XI
MISCELLANEOUS
     11.1 Expenses. Except as specifically provided herein, Seller and Buyer shall each pay its own expenses (including the fees and expenses of their respective agents, representatives, counsel and accountants) incidental to the preparation, negotiation, and consummation of the Transaction Documents and the Transactions.
     11.2 Notices. Any notice, request, demand or other communication given by any Party under this Agreement shall be in writing, may be given by a Party or its legal counsel, and shall be deemed to be duly given (i) when personally delivered, or (ii) upon delivery by an internationally recognized express courier service which provides evidence of delivery, or (iii) when three (3) days have elapsed after its transmittal by registered or certified mail, postage prepaid, return receipt requested, addressed to the Party to whom directed at that Party’s address as it appears below or another address of which that Party has given notice, or (iv) when delivered by facsimile transmission if a copy thereof is also delivered in person or by overnight courier. Notices of address change shall be effective only upon receipt notwithstanding the provisions of the foregoing sentence.
If to Seller, to:
EPIX Pharmaceuticals, Inc.
4 Maguire Road
Lexington, MA 02421
Attn: Chief Financial Officer
Facsimile: (781) 761-7641

with copies sent concurrently to:

Goodwin Procter LLP
Exchange Place, 53 State Street
Boston, MA 02109
Attn: Christopher Denn, Esq.
          James R. Kasinger, Esq.
Facsimile: (617) 523-1231
If to Buyer, to:
Lantheus Medical Imaging, Inc.
331 Treble Cove Road
North Billerica, MA 01862
Attn: Michael Duffy, Esq.

Facsimile: (978) 671-8724
with copies sent concurrently to:
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attn: David Blittner, Esq.
Facsimile: (212) 310-8007
provided, however, that if any Party shall have designated a different address by notice to the other Party, then to the last address so designated.
     11.3 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement or any part thereof, may not be assigned, in whole or in part, without the prior written consent of the other Party, which consent may be withheld in the sole discretion of the other Party; provided, however, that either Party may assign this Agreement without the consent of the other Party (i) in whole or in part to any Affiliate of such Party, it being agreed that no such assignment to a Party’s Affiliate shall release the assigning Party from its obligations hereunder and provided that the assigning Party shall give prior written notice of any such assignment to the other Party, or, (ii) subject to Section 6.8 in connection with the transfer and sale of all or substantially all of the assets or business of such Party or any of its Affiliates, it being agreed that no such assignment shall release the assigning Party from its obligations hereunder. In the event of any assignment hereunder, the assignee shall enter into a joinder agreement pursuant to which it shall be subject to the terms, conditions and covenants of this Agreement, and shall be deemed to be “Buyer” or “Seller,” as applicable, in the same capacity as the transferring Party. Notwithstanding anything to the contrary in this Agreement, in no event shall any Permitted Transaction be consummated unless the acquiring or successor entity in such Permitted Transaction expressly acknowledges and assumes Seller’s obligations under this Agreement, including under Section 6.8.
     11.4 Entire Agreement; Modification. Except as expressly provided in Section 10.4, the Transaction Documents supersede all prior Contracts and understandings between the Parties (written or oral) relating to the subject matter hereof and thereof, including any term sheets, and the Transaction Documents are the entire and complete statement of the terms of the agreement between the Parties with respect to such subject matter. This Agreement may be amended, modified or supplemented only in a writing signed by Seller and Buyer.
     11.5 Waivers. The failure of a Party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a Party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.
     11.6 Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.
     11.7 Governing Law. Any controversy, dispute or claim arising under, or in connection with, or otherwise related to this Agreement (including the existence, validity, interpretation or breach hereof and any claim based on contract, tort or statute) shall be exclusively interpreted in accordance with, and governed by, the Laws of the Commonwealth of Massachusetts, without regard to the conflicts of law rules thereof.
     11.8 Submission to Jurisdiction; Consent to Service of Process.
          (a) The Parties hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the City of Boston, Massachusetts over any disputes, controversies or claims arising from, relating to, or in connection with, this Agreement or any of the Transactions, and each Party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.
          (b) Each of the Parties hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by the delivery of a copy thereof in accordance with the provisions of Section 11.2.
     11.9 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition and unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
     11.10 No Third Party Beneficiaries. Neither this Agreement nor any provision hereof is intended to confer upon any Person (other than the Parties hereto) any rights or remedies hereunder.
     11.11 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

     11.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument. A facsimile or other electronic transmission of an executed counterpart signature page shall be deemed an original.
     11.13 Incorporation of Schedules and Exhibits. The schedules and exhibits hereto are incorporated into this Agreement and shall be deemed a part hereof as if set forth herein in full. References herein to “this Agreement” and the words “herein,” “hereof” and words of similar import refer to this Agreement (including its schedules and exhibits as an entirety). In the event of any conflict between the provisions of this Agreement and any such schedule or exhibit, the provisions of this Agreement shall control.
[The remainder of this page is left blank intentionally.]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the day and year first above written.

SELLER EPIX PHARMACEUTICALS, INC.
By:	/s/ Elkan Gamzu, Ph.D.
	Name:	Elkan Gamzu, Ph.D.
	Title:	Chief Executive Officer

BUYER LANTHEUS MEDICAL IMAGING, INC.
By:	/s/ Michael Duffy
	Name:	Michael Duffy
	Title:	Secretary

ASSET PURCHASE AGREEMENT
by and between
EPIX PHARMACEUTICALS, INC.,
as Seller,
and
LANTHEUS MEDICAL IMAGING, INC.,
as Buyer
As April 6, 2009

Page

ARTICLE I DEFINITIONS; INTERPRETATION	1
1.1 Definitions	1
1.2 Interpretation	10
ARTICLE II PURCHASE AND SALE OF ASSETS AND ASSUMPTION OF LIABILITIES	10
2.1 Purchase and Sale of Assets	10
2.2 Excluded Assets	11
2.3 Assumption of Liabilities	12
2.4 Prorations	13
ARTICLE III PAYMENT; CLOSING	13
3.1 Payment	13
3.2 Payment Method	14
3.3 The Closing	14
3.4 Closing Deliveries	14
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER	15
4.1 Organization and Corporate Power	15
4.2 Due Authorization	15
4.3 No Violation; Consents	16
4.4 Intellectual Property	16
4.5 Litigation and Claims	18
4.6 Good and Valid Title	18
4.7 Assigned Contracts	18
4.8 Approvals; Compliance with Laws	19
4.9 Sufficiency of Assets and Rights	21
4.10 Tax Matters	21
4.11 Absence of Certain Changes	21
4.12 Broker’s Fees	22
4.13 Insurance	22
4.14 Affiliate Transactions	22
4.15 Public Disclosures	22

(continued)
Page

4.16 Disclaimer of Other Representations	22
ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER	23
5.1 Organization and Corporate Power	23
5.2 Due Authorization	23
5.3 No Violation; Consents	24
5.4 Litigation	24
5.5 Financial Capability	24
5.6 Inspection; No Other Representations	24
5.7 Broker’s Fees	25
ARTICLE VI COVENANTS AND AGREEMENTS	25
6.1 Approvals and Consents; Required Payments	25
6.2 Publicity	25
6.3 Further Assurances	26
6.4 Delivery of Purchased Assets; General Consultation and Cooperation; Pharmacovigilance	27
6.5 Retention of Books and Records and Information	28
6.6 Non-Compete	28
6.7 Non-Solicitation	29
6.8 Right of First Negotiation	30
ARTICLE VII CONDITIONS PRECEDENT TO CLOSING	31
7.1 Conditions Precedent to the Obligations of Buyer	31
7.2 Conditions Precedent to the Obligations of Seller	33
7.3 Frustration of Closing Conditions	33
ARTICLE VIII INDEMNIFICATION	33
8.1 Indemnification by Seller	33
8.2 Indemnification by Buyer	34
8.3 Survival of Representations and Warranties; Limitations	34
8.4 Indemnification Procedure	35
8.5 Character of Payments	36
8.6 Calculation of Losses	36

(continued)
Page

8.7 Exclusive Remedy	37
ARTICLE IX TAX MATTERS	37
9.1 Cooperation on Tax Matters	37
9.2 Transfer Taxes	37
9.3 Allocation	38
ARTICLE X CONFIDENTIALITY	38
10.1 Confidential Information	38
10.2 Disclosure Required by Law	39
10.3 Duration of Confidentiality Obligations	40
10.4 Confidential Disclosure Agreement	40
ARTICLE XI MISCELLANEOUS	40
11.1 Expenses	40
11.2 Notices	40
11.3 Successors and Assigns; Assignment	41
11.4 Entire Agreement; Modification	41
11.5 Waivers	41
11.6 Section and Other Headings	42
11.7 Governing Law	42
11.8 Submission to Jurisdiction; Consent to Service of Process	42
11.9 Severability	42
11.10 No Third Party Beneficiaries	42
11.11 Construction	42
11.12 Counterparts	42
11.13 Incorporation of Schedules and Exhibits	43

Exhibits:

Exhibit A	Form of Assignment and Assumption Agreement
Exhibit B	Form of Bill of Sale
Exhibit C-1	Form of Buyer FDA Letter (NDA)
Exhibit C-2	Form of Buyer FDA Letter (IND)
Exhibit D	Form of General IP Assignment
Exhibit E	Form of Patent Assignment
Exhibit F-1	Form of Seller FDA Letter (NDA)
Exhibit F-2	Form of Seller FDA Letter (IND)

Schedules:

Schedule 1.1	Seller’s Knowledge
Schedule 2.1(a)(i)	Assigned Patents
Schedule 2.1(b)	Approvals
Schedule 2.1(c)	Clinical Data
Schedule 2.1(e)(i)	Specified Contracts
Schedule 2.1(e)(ii)	Assigned Contract Rights
Schedule 2.1(f)	Assigned Claims
Schedule 2.2(g)	Excluded Contracts
Schedule 3.4(a)(v)	Necessary Seller Consents
Schedule 4.3(b)	No Violations; Consents
Schedule 4.4(b)	Worldwide IP
Schedule 4.4(c)	Royalties
Schedule 4.4(d)	Filings & Payments
Schedule 4.6	Good and Valid Title
Schedule 4.7	Assigned Contracts
Schedule 4.8(a)	Approvals; Compliance with Laws
Schedule 4.8(b)(i)	Clinical Trials
Schedule 4.8(e)	Approval Fees
Schedule 4.9	Sufficiency of Assets and Rights
Schedule 5.3(b)	Necessary Buyer Consents
Schedule 6.7	Employees Subject to Non-Solicitation
Schedule 6.8(a)	ROFN Assets
Schedule 7.1(e)(ii)	Outstanding Requests and Orders